

Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


SEC MAIL PROCESSING
RECEIVED
JUL 17 2006
WASH, D.C.
213
SECTION


06015193

3 July 2006

SUPPL

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – 7 Notifications of Major Interests in Shares
19 Notifications of Directors Interests
Additional Listing announcement

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc



John Warren
Deputy Company Secretary

PROCESSED
JUL 18 2006
THOMSON FINANCIAL



Regulatory Announcement

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Company	Rolls-Royce Group PLC
TIDM	RR.
Headline	Additional Listing
Released	16:16 30-Jun-06
Number	5020F

RNS Number:5020F
Rolls-Royce Group PLC
30 June 2006

Rolls-Royce Group - Additional Listing

Rolls-Royce Group plc (the "Company")

Application has been made to the UK Listing Authority for the listing of, and to the London Stock Exchange for the Admission of, 3,713,042 Ordinary Shares of 20p each to the Official List. These shares will be issued as a result of the conversion of Non-Cumulative Redeemable Convertible Preference Shares of 0.1 pence each ("B Shares") by shareholders. As a consequence of conversions and redemptions, 88,641,250,399 B Shares will be cancelled with effect from 3 July 2006. These changes are being made pursuant to the circular to shareholders, dated 22 March 2004.

Issued by Hoare Govett Limited

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:14 28-Mar-06
Number	PRNUK-2803

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

ZURICH FINANCIAL SERVICES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

28/03/2006

12. Total holding following this notification

now holds less than 3%

13. Total percentage holding of issued class following this notification

now holds less than 3%

14. Any additional information

15. Name of contact and telephone number for queries

JOHN WARREN DEPUTY COMPANY SECRETARY

01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN DEPUTY COMPANY SECRETARY

Date of notification 28 MARCH 2006



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:34 28-Apr-06
Number	PRNUK-2804

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FMR CORP.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK 739,285

BANK OF NEW YORK BRUSSELS 3,773,145

BANK OF NEW YORK EUROPE LDN 4,229,754

BANKERS TRUST LONDON 648,528

BROWN BROS HARRIMAN LTD LUX 27,841,543

BROWN BROS HARRIMAN & CO 4,964,855

CHASE MANHATTAN BK AG 631,503

FRANKFURT

CHASE MANHATTAN LONDON 23,336

DEXIA PRIVATBANK 25,025

JP MORGAN BOURNEMOUTH 36,155,951

JP MORGAN CHASE BANK 36,628,446

MELLON BANK 2,594,140

MELLON BANK NA 5,866,856

MIDLANDS SECURITIES SERVICES 288,698

NATIONAL ASTL BK MELBOURNE 95,500

NORTHERN TRUST CO 7,026,556

NORTHERN TRUST LONDON 7,348,666

STATE STREET BANK AND TR CO 2,463,739

LONDON

STATE STREET BANK AND TR CO 17,194,191

STATE STREET HONG KONG 35,599

STATE STREET BANK AUSTRALIA 154,200

HSBC BANK PLC 401,200

SOCIETE GENERAL 50,000

CIBC MELLON TRUST 300,850

ROYAL TRUST - TORONTO 37,900

BERMUDA TRUST FAR EAST HK 314,291

ING LUXEMBOURG 31,900

MASTER TRUST BANK OF JAPAN 128,600

NOMURA TRUST AND BANKING 51,900

TRUST & CUST SVCS BK LTD TOKO 34,700

BNP PARIBAS, PARIS 64,800

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

26/04/2006

12. Total holding following this notification

160,145,657

13. Total percentage holding of issued class following this notification

9.05%

14. Any additional information

INCREASED FROM 8.12% TO 9.05%

15. Name of contact and telephone number for queries

JOHN WARREN DEPUTY COMPANY SECRETARY

01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN DEPUTY COMPANY SECRETARY

Date of notification 28 APRIL 2006



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 05-May-06
Number	PRNUK-0505

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

   BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

   ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

    3/05/2006

12. Total holding following this notification

    123,571,666

13. Total percentage holding of issued class following this notification

    6.98%

14. Any additional information

    This notification reflects a change in the disclosure practice of Barclays PLC which, in accordance with Company Act requirements, has chosen to notify companies of its gross interest in their share capital

15. Name of contact and telephone number for queries

    PETER BARNES-WALLIS 0207 227 9141

16. Name and signature of authorised company official responsible for making this notification

Date of notification 5 May 2006

Registered Holder	Holding
Bank of New York	111,816
Barclays Capital Nominees Limited	13,129,461
Barclays Capital Securities Limited	65,125,888
Barclays Global Investors Canada	113,007
Barclays Trust Co & Others	5,522
Barclays Trust Co as Exec/ADM	369
Barclays Trust Co E99	221
Barclays Trust Co R69	4,152
BNP Paribas	51,811
Chase Nominees Limited	4,332,743
CIBC Mellon Global Securities	35,200
Investors Bank and Trust Co	18,411,303
JP Morgan (BGI Custody)	17,715,364
JP Morgan Chase Bank	2,898,930
Master Trust Bank	3,474
Mellon Trust - US Custodian	200,819
Mellon Trust of New England	83,101
Mitsubishi Trust International	3,345
Mitsul Asset	24,445
Northern Trust Bank - BGI SEPA	245,457
Reflex Nominees Limited	3,142
State Street Bank & Trust	100,241
State Street Boston	819,326
State Street Trust of Canada	78,666
Sumitomo TB	1,464
The Northern Trust Company	56,192
Trust & Custody Services Bank	16,207
Total	123,571,666



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:44 11-May-06
Number	PRNUK-1105

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FMR CORP.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK 712,685

BANK OF NEW YORK BRUSSELS 3,865,045

BANK OF NEW YORK EUROPE LDN 3,524,754

BANKERS TRUST LONDON 648,528

BROWN BROS HARRIMAN LTD LUX 27,891,543

BROWN BROS HARRIMAN & CO 5,025,655

CHASE MANHATTAN BK AG 631,503

FRANKFURT

CHASE MANHATTAN LONDON 23,336

DEXIA PRIVATBANK 25,025

JP MORGAN BOURNEMOUTH 36,030,621

JP MORGAN CHASE BANK 36,774,146

MELLON BANK 2,594,140

MELLON BANK NA 5,839,056

MIDLANDS SECURITIES SERVICES 288,698

NATIONAL ASTL BK MELBOURNE 95,500

NORTHERN TRUST CO 7,028,356

NORTHERN TRUST LONDON 7,266,666

STATE STREET BANK AND TR CO 2,463,739

LONDON

STATE STREET BANK AND TR CO 16,520,591

STATE STREET HONG KONG 42,099

STATE STREET BANK AUSTRALIA 154,200

HSBC BANK PLC 401,200

SOCIETE GENERAL 50,000

CIBC MELLON TRUST 300,850

ROYAL TRUST - TORONTO 37,900

BERMUDA TRUST FAR EAST HK 314,291

ING LUXEMBOURG 31,900

MASTER TRUST BANK OF JAPAN 128,600

NOMURA TRUST AND BANKING 51,900

TRUST & CUST SVCS BK LTD TOKO 34,700

BNP PARIBAS, PARIS 64,800

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

10/05/2006

12. Total holding following this notification

158,862,027

13. Total percentage holding of issued class following this notification

8.98%

14. Any additional information

DECREASED FROM 9.05% TO 8.98%

15. Name of contact and telephone number for queries

JOHN WARREN DEPUTY COMPANY SECRETARY

01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN DEPUTY COMPANY SECRETARY

Date of notification 11 May 2006



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:07 31-May-06
Number	PRNUK-3105

4652 121

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

26/05/2006

12. Total holding following this notification

128,223,787

13. Total percentage holding of issued class following this notification

7.25%

14. Any additional information

This notification reflects a change in the disclosure practice of Barclays

PLC which, in accordance with Company Act requirements, has chosen to

notify companies of its gross interest in their share capital.

15. Name of contact and telephone number for queries

PETER BARNES-WALLIS 0207 227 9141

The holding has increased from
6.98% to 7.25%.

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 31 May 2006

Registered Holder	Holding
Bank of Ireland	10,000
Bank of New York	113,010
Barclays Capital Nominees Limited	18,412,185
Barclays Capital Securities Limited	65,950,379
Barclays Global Investors Canada	100,563
Barclays Trust Co & Others	3,888
Barclays Trust Co as Exec/ADM	74
Barclays Trust Co R69	3,674
BNP Paribas	42,847
Chase Nominees Limited	2,560,877
CIBC Mellon Global Securities	33,400
Investors Ban and Trust Co (Ca)	60,000
Investors Bank and Trust Co	18,526,984
JP Morgan (BGI Custody)	17,545,346
JP Morgan Chase Bank	2,892,130
Master Trust Bank	3,474
Mellon	357,282
Mellon Trust - US Custodian	197,987
Mellon Trust of New England	80,178
Mitsubishi Trust International	3,345
Mitsul Asset	25,440
Northern Trust Bank - BGI SEPA	234,764
Reflex Nominees Limited	3,142
State Street Bank & Trust	90,993
State Street Boston	824,006
State Street Trust of Canada	75,829

Sumitomo TB	1,464
The Northern Trust Company	54,319
Trust & Custody Services Bank	16,207
Total	128,223,787

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	11:35 02-Jun-06
Number	PRNUK-0206

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

30/05/2006

12. Total holding following this notification

121,623,180

13. Total percentage holding of issued class following this notification

6.87%

14. Any additional information

This notification reflects a change in the disclosure practice of Barclays

PLC which, in accordance with Company Act requirements, has chosen to

notify companies of its gross interest in their share capital.

15. Name of contact and telephone number for queries

PETER BARNES-WALLIS 0207 227 9141

The holding has decreased from 7.25% to 6.87%.

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 2 June 2006

Registered Holder	Holding
Bank of Ireland	10,000
Bank of New York	113,010
Barclays Capital Nominees Limited	11,904,642
Barclays Capital Securities Limited	65,864,611
Barclays Global Investors Canada	100,563
Barclays Trust Co & Others	3,888
Barclays Trust Co as Exec/ADM	74
Barclays Trust Co E99	231
Barclays Trust Co R69	3,674
BNP Paribas	42,847
Chase Nominees Limited	2,560,877
CIBC Mellon Global Securities	33,400
Investors Ban and Trust Co (Ca)	60,000
Investors Bank and Trust Co	18,528,424
JP Morgan (BGI Custody)	17,545,346
JP Morgan Chase Bank	2,893,300
Master Trust Bank	3,474
Mellon	357,282
Mellon Trust - US Custodian	191,554
Mellon Trust of New England	76,474
Mitsubishi Trust International	3,345
Mitsul Asset	25,440
Northern Trust Bank - BGI SEPA	234,764
Reflex Nominees Limited	3,142
State Street Bank & Trust	90,993
State Street Boston	824,006

State Street Trust of Canada	75,829
Sumitomo TB	1,464
The Northern Trust Company	54,319
Trust & Custody Services Bank	16,207
Total	121,623,180

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:23 15-Jun-06
Number	PRNUK-1506

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FMR CORP.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK 773,301

BANK OF NEW YORK BRUSSELS 3,259,897

BANK OF NEW YORK EUROPE LDN 4,939,254

BANKERS TRUST LONDON 642,428

BERMUDA TRUST FAR EAST HK 331,191

BROWN BROTHERS HARRIMAN AND CO 4,375,819

BROWN BROTHERS HARRIMAN LTD lux 26,367,943

CHASE MANHATTAN BK AG FRANKFURT 869,043

CHASE MANHATTAN LONON 20,719

CIBC MELLON TRUST 455,536

DEXIA PRIVATBANK 22,228

HSBC BANK PLC 644,500

ING LUXENBOURG 50,800

JP MORGAN BOURNEMOUTH 54,702,259

JP MORGAN CHASE BANK 18,471,278

MASTER TRUST BANK OF JAPAN 207,400

MELLON BANK 2,481,346

MELLON BANK NA 5,876,724

MIDLAND SECURITIES SERVICES 282,998

NATIONAL ASTL BK MELBOURNE 154,300

NOMURA TRUST AND BANKING 93,900

NORTHERN TRUST CO 7,674,604

NORTHERN TRUST LONDON 6,803,834

ROYAL TRUST TORONTO 52,265

SOCIETE GENERALE 81,500

STATE STREET BANK AND tr co 17,854,628

STATE STREET BANK AND tr co lndn 2,861,887

STATE STREET BANK AUSTRALIA 240,300

STATE STREET HONG KONG 42,531

TRUST & CUST SERVICES BK LTD TOKO 57,800

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

14/06/2006

12. Total holding following this notification

160,692,213

13. Total percentage holding of issued class following this notification

9.08%

14. Any additional information

THE HOLDING HAS

increased from 8.98% to 9.08%

15. Name of contact and telephone number for queries

PETER BARNES-WALLIS 0207 227 9141

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN DEPUTY COMPANY SECRETARY

Date of notification 15 June 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:30 09-Jun-06
Number	PRNUK-0906

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 7th June 2006 of 32,722 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 390 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,243,720 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 32

A B Shilston 32

CP Smith 32

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 32

C J Hole 32

M Lloyd 32

J R Rivers 32

M J Terrett 32

Company notified 8 June 2006

Dated 9 June 2006

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:29 09-Jun-06
Number	PRNUK-0906

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

   MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

252

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

388.25p

14. Date and place of transaction

9 June 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,518

16. Date issuer informed of transaction

9 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 9 June 2006

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:02 31-May-06
Number	PRNUK-3105

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   SIMON ROBERTSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

GOLDMAN SACHS SECURITIES (NOMINEES) LIMITED

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

5,900

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

419p

14. Date and place of transaction

30 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

26,486

16. Date issuer informed of transaction

31 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 31 MAY 2006

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 23-May-06
Number	PRNUK-2305

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   COLIN SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

COLIN SMITH 43,249

VICTORIA ANNE SMITH 2,495

EXERCISE OF OPTIONS UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

56,364 @ 77p Date of grant 28/03/2003

9. Number of shares, debentures or financial instruments relating to shares acquired

56,364

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

56,364

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

407.75p

14. Date and place of transaction

23 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

45,744

16. Date issuer informed of transaction

23 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 23 MAY 2006

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 18-May-06
Number	PRNUK-1805

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

BRIAN BAKER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

number of shares held by each of them

BRIAN BAKER - 40,246

HEATHER JANE BAKER - 4,605

EXERCISE OF OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

227,273 @77p granted 28/03/2003

9. Number of shares, debentures or financial instruments relating to shares acquired

227,273

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

227,273

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

414.40p

14. Date and place of transaction

18 MAY 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

18 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 18 MAY 2006

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 17-May-06
Number	PRNUK-1705

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   MICHAEL ROBERT LLOYD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

(s) and, if more than one, the number of shares held by each of them

BARCLAYS STOCKBROKERS

EXERCISE OF OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

130,319 @188p Date of grant 27/03/2002

357,143 @77p Date of grant 28/03/2003

9. Number of shares, debentures or financial instruments relating to shares acquired

487,462

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

487,462

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

420.25p

14. Date and place of transaction

17 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

71,388

16. Date issuer informed of transaction

17 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 17 MAY 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:04 16-May-06
Number	PRNUK-1605

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   SIR JOHN ROSE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

number of shares held by each of them

MARKET SALE

SIR JOHN ROSE 489,466

SIR JOHN ROSE - CJVR 14,716

LADY ROSE 115,180

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

14,716

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

428.27p

14. Date and place of transaction

15 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

604,646 held in own name and connected persons

A further 132,806 are held in trust under deferred share plans and share incentive plans

16. Date issuer informed of transaction

16 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 16 May 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:03 16-May-06
Number	PRNUK-1605

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   SIR JOHN ROSE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

SIR JOHN ROSE 489,466

SIR JOHN ROSE - CJVR 14,716

LADY ROSE 115,180

ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

283,141 @194.25p Date of grant 7/03/2000

13,888 @216p Date of grant 26/03/2001

240,742 @216p Date of grant 26/03/2001

638,298 @188p Date of grant 27/03/2002

798,702 @ 77p Date of grant 28/03/2003

9. Number of shares, debentures or financial instruments relating to shares acquired

1,974,771

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

1,974,771

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

428.27p

14. Date and place of transaction

15 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

619,362 held in own name and by connected persons

A further 132,806 shares are held in trust under deferred share plans and share incentive plans

16. Date issuer informed of transaction

16 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that

22. Total number of shares or debentures over which options held

price is to be fixed at the time of exercise

following notification

23. Any additional information

Of the remaining balance detailed in box 15, 217,476 shares were acquired under deferred share awards which matured during 2006.

Following the exercise of options 10,000 shares were subsequently transferred to Lady Rose and sold as detailed above

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 16 May 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 16-May-06
Number	PRNUK-1605

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

CHARLES BLUNDELL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

(s) and, if more than one, the number of shares held by each of them

CHARLES BLUNDELL

EXERCISE OF OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

259,741 @ 77p date of grant 28/03/03

9. Number of shares, debentures or financial instruments relating to shares acquired

259,741

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

259,741

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

428.27p

14. Date and place of transaction

15 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

108,651

16. Date issuer informed of transaction

16 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 16 MAY 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:46 12-May-06
Number	PRNUK-1205

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN CHEFFINS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

EXERCISE OF OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE

JOHN CHEFFINS

OPTION PLAN:-

499,189 @ 77p Date of grant 28/03/2003

9. Number of shares, debentures or financial instruments relating to shares acquired

499,189

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

499,189

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443.16p

14. Date and place of transaction

12 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

370,635 registered in own name

71,183 held in trust under deferred share plans

16. Date issuer informed of transaction

12 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 12 May 2006

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:02 10-May-06
Number	PRNUK-1005

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (the Company) announces the purchase on 8th May 2006 of 27,248 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 468 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,258,313 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 27

A B Shilston 27

CP Smith 27

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 27

C J Hole 27

M Lloyd 27

J R Rivers 27

M J Terrett 27

Company notified 9 May 2006

Dated 10 May 2006

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:34 08-May-06
Number	PRNUK-0805

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

210

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

465p

14. Date and place of transaction

8 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,266

16. Date issuer informed of transaction

8 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 8 May 2006



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	13:01 25-Apr-06
Number	PRNUK-2504

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   MICHAEL ROBERT LLOYD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

number of shares held by each of them

BARCLAYS STOCKBROKERS 55,887

MICHAEL ROBERT LLOYD 15,501

EXERCISE OF OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

4,000 @188p Date of grant 27/03/2002

9. Number of shares, debentures or financial instruments relating to shares acquired

4,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

1,080 M LLOYD (PDMR)

2,920 MRS J A LLOYD (SPOUSE)

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

491.06p

14. Date and place of transaction

24 APRIL 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

71,388

16. Date issuer informed of transaction

25 APRIL 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

FOLLOWING THE EXERCISE OF OPTIONS 2,920 SHARES WERE SUBSEQUENTLY TRANSFERRED TO MRS J A LLOYD AND SOLD AS DETAILED ABOVE

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 25 APRIL 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:13 12-Apr-06
Number	PRNUK-1204

12th April 2006

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 10 April 2006, ordinary shares in the company were transferred to the following executive director and person discharging managerial responsibility (PDMR) by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Deferred Share Incentive Plan (DSIP) in 2003. In addition the Directors sold the number of shares listed below to discharge their tax obligations arising from the release of the shares.

	DSIP Award Exercisable	Number of Shares Sold to Discharge Tax Liability	Total Shares Released to Certificate
Director			
James M Guyette	191,691	78,384	113,307
PDMR			
Edward Thomas Curley	95,846	72,294	53,552

The shares have been held in trust for 3 years and have been released by the trustee in accordance with the rules of the Plans.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust.

30,865,178 shares are held in the trust following the release of shares.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

Notified on 11 April 2006

END

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Company Rolls-Royce Grp Plc
TIDM RR.
Headline Director/PDMR Shareholding
Released 14:05 19-Apr-06
Number PRNUK-1904

19th April 2006

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 13 April 2006, ordinary shares in the company were transferred to the following executive director and person discharging managerial responsibility (PDMR) by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (APRA) in 2004. In addition the Director and PDMR sold the number of shares listed below to discharge their tax obligations arising from the release of the shares.

	APRA Award Exercisable	Number of Shares Sold to Discharge Tax Liability	Total Shares Released to Certificate
Director			
James M Guyette	29,807	15,884	13,923
PDMR's			
Edward Thomas Curley	16,563	8,739	7,824

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plans.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust.

29,527,676 shares are held in the trust following the release of shares.

For further information, please contact:-

Peter Barnes-Wallis - Tel. 020 7227 9141

END



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:02 04-Apr-06
Number	PRNUK-0404

4th April 2006

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 3rd April 2006, ordinary shares in the company were transferred to the following executive directors and persons discharging managerial responsibility (PDMR's) by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (APRA) in 2004 and the Deferred Share Incentive Plan (DSIP) in 2003. In addition the Directors sold the number of shares listed below to discharge their tax obligations arising from the release of the shares.

	APRA Award Exercisable	Number of Shares Sold to Discharge Tax Liability	Total Shares Released to Certificate	DSIP Award Exercisable	Number of Shares Sold to Discharge Tax Liability	Total Shares Released to Certificate
Director						
Sir John Rose	66,079	27,093	38,986	302,526	124,036	178,490
John Cheffins	44,577	18,277	26,300	189,078	77,522	111,556
Andrew Shilston	38,850	15,929	22,921	-	-	-
Colin Smith	7,175	2,942	4,233	47,352	19,415	27,937
PDMR's						
Axel Arendt	36,132	-	36,132	-	-	-
Brian Baker	15,402	6,315	9,087	-	-	-
Charles Blundell	16,367	6,711	9,656	73,930	30,312	43,618
Christopher Hole	14,372	5,893	8,479	75,777	31,069	44,708

Saul Lanyado	19,270	7,901	11,369	161,347	66,153	95,194
Michael Lloyd	26,273	10,772	15,501	-	-	-
John Rivers	20,213	8,288	11,925	110,925	45,480	65,445

The shares have been held in trust for 2 years for APRA and 3 years for DSIP and have been released by the trustee in accordance with the rules of the Plans.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust.

33,911,890 shares are held in the trust following the release of shares.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:04 29-Mar-06
Number	PRNUK-2903

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   JOHN R RIVERS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

number of shares held by each of them

JOHN R RIVERS

EXERCISE OF OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

292,858 @77p Date of grant 28/03/2003

9. Number of shares, debentures or financial instruments relating to shares acquired

292,858

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

292,858

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

450p

14. Date and place of transaction

28 MARCH 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

86,881

16. Date issuer informed of transaction

29 MARCH 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 29 MARCH 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:04 29-Mar-06
Number	PRNUK-2903

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

EDWARD THOMAS CURLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction



Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:04 29-Mar-06
Number	PRNUK-2903

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

CHRISTOPHER HOLE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH